FORM 4                             OMB APPROVAL
                                   OMB Number:  3235-0287
[ X ]Check this box if no longer   Expires:  September 30, 1998
     subject to Section 16.        Estimated average burden
     Form 4 or Form 5 obligations hours per response . . . 0.5 may continue. See Instruc-tion 1(b).

          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
           Company Act of 1935 or Section 30(f) of the
                  Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person

     Stoller         David            C.
     (Last)         (First)        (Middle)

     75 Mayhew Drive
     (Street)

     South Orange   New Jersey     07079
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     AMERICAN DISPOSAL SERVICES, INC. (ADSI)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     June 1998

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)
     _X_ Director                       ___ 10% Owner
     ___ Officer (give title below)     ___ Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     _X_ Form filed by One Reporting Person
     ___ Form filed by More than One Reporting Person


Table I --     Non-Derivative Securities Acquired, Disposed of,
               or Beneficially owned

1.   Title of Security (Instr. 3)
     Common Stock, par value $.01 per share
     Common Stock, par value $.01 per share
     Common Stock, par value $.01 per share
     Common Stock, par value $.01 per share
     Common Stock, par value $.01 per share
     Common Stock, par value $.01 per share
     Common Stock, par value $.01 per share
     Common Stock, par value $.01 per share

2.   Transaction Date(Month/Day/Year)
     6/18/98
     6/18/98
     6/30/98
     6/30/98
     6/30/98
     6/30/98
     6/30/98
     6/30/98

3.   Transaction Code (Instr. 8)
     Code                V
     M
     S
     M
     S
     M
     S
     M
     S

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5)

     Amount              (A) or (D)          Price
     15,000              A                   $ 7.41
     15,000              D                   $43.25
      5,000              A                   $ 7.41
      5,000              D                   $48.875
      5,000              A                   $ 7.41
      5,000              D                   $46.875
     10,000              A                   $ 7.41
     10,000              D                   $46.00

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)
     -0-

6.   Ownership Form:  Direct (D) or Indirect (I)(Instr. 4)


7.   Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

                                                  SEC 1474 (7-96)





Table II --    Derivative Securities Acquired, Disposed of, or
               Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)
     Stock Options (right to buy)
     Stock Options (right to buy)
     Stock Options (right to buy)
     Stock Options (right to buy)
     Stock Options (right to buy)

2.   Conversion or Exercise Price of Derivative Security
     $7.41
     $7.41
     $7.41
     $7.41
     $7.41

3.   Transaction Date (Month/Day/Year)
     6/18/98
     6/18/98
     6/30/98
     6/30/98
     6/30/98

4.   Transaction Code (Instr. 8)
     Code      V
     M
     M
     M
     M
     M

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5)
     (A)              (D)
                     4,171
                    10,829
                     5,000
                     5,000
                    10,000

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable                   Expiration Date
     12/31/96                           12/27/2005
     12/31/97                           12/27/2005
     12/31/97                           12/27/2005
     12/31/97                           12/27/2005
     12/31/97                           12/27/2005

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title                    Amount or Number of Shares
     Common Stock                         4,171
     Common Stock                        10,829
     Common Stock                         5,000
     Common Stock                         5,000
     Common Stock                        10,000

8.   Price of Derivative Security (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)
     -
     -
     -
     -
     16,271

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 4)
     -
     -
     -
     -
     D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)



                  /s/David C. Stoller                July 9, 1998
                  _______________________________    ____________
                  **Signature of Reporting Person       Date
                           David C. Stoller

Explanation of Responses:


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                  SEC 1474 (7-96)